UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

FORBES ENERGY SERVICES LTD.
(Name of Issuer)

Common Stock, $0.04 par value
(Title of Class of Securities)

345143101
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 8

SCHEDULE 13G

CUSIP No.: 345143101	Page 2 of 10 Pages
1.	Names of Reporting Persons. WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	4,713,730
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	4,713,730
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,713,730
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 19.9%1
12.	Type of Reporting Person: CO, FI

1 The aggregate amount of Shares (as defined herein) beneficially owned includes Shares held outright and Shares obtainable upon conversion of Series B Senior Convertible Preferred Shares (“Series B Preferred Shares”). The conversion of the Series B Preferred Shares held by the Reporting Persons (as defined herein) is subject to certain limitations, as further described in Item 4(a) herein, which provides that no holder of the Series B Preferred Shares is entitled to effect a conversion of Series B Preferred Shares if such conversion would result in the holder and its affiliates beneficially owning 20% or more of the Issuer’s Shares.

SCHEDULE 13G

CUSIP No.: 345143101	Page 3 of 10 Pages
1.	Names of Reporting Persons. GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	4,713,730
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	4,713,730
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,713,730
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 19.9%1
12.	Type of Reporting Person: IN, HC

1 The aggregate amount of Shares (as defined herein) beneficially owned includes Shares held outright and Shares obtainable upon conversion of Series B Preferred Shares.  The conversion of the Series B Preferred Shares held by the Reporting Persons (as defined herein) is subject to certain limitations, as further described in Item 4(a) herein, which provides that no holder of the Series B Preferred Shares is entitled to effect a conversion of Series B Preferred Shares if such conversion would result in the holder and its affiliates beneficially owning 20% or more of the Issuer’s Shares.

Page 4 of 10 Pages

Item 1(a).	Name of Issuer:

Forbes Energy Services Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3000 South Business Highway 281, Alice, Texas 78332

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	West Face Capital, Inc. ("West Face"); and

ii)	Gregory A. Boland ("Mr. Boland").

This Statement relates to the Shares (as defined herein) held for the accounts of each of West Face Long Term Opportunities Global Master L.P., a Cayman Islands limited partnership (“WFGM”), West Face Long Term Opportunities Master Fund L.P., a Cayman Islands limited partnership (“WFMF”), West Face Long Term Opportunities (USA) Limited Partnership, a Delaware limited partnership (“WFLP”), and West Face Long Term Opportunities Limited Partnership, a British Columbia limited partnership (“WFCLP”). West Face serves as investment manager to each of WFGM, WFMF, WFLP and WFCLP. Mr. Boland is President and Chief Executive Officer of West Face. In such capacities, West Face and Mr. Boland may be deemed to have voting and dispositive power over the Shares held for each of WFGM, WFMF, WFLP and WFCLP.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 2 Bloor Street East, Suite 3000, Toronto, Ontario M4W 1A8.

Item 2(c).	Citizenship:

1)	West Face is a Canadian company; and

2)	Mr. Boland is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.04 par value (the “Shares”)

Item 2(e).	CUSIP Number:

345143101

Page 5 of 10 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2012, each of the Reporting Persons held (i) 2,290,876 Shares and (ii) 588,059 Series B Preferred Shares, each one of which is convertible into 9 Shares. However, the Series B Preferred Shares held by the Reporting Persons are subject to a limitation on conversion, set forth in the Series B Certification of Designation included as Exhibit 4.1 to the Form 8-K filed by the Issuer on May 28, 2010, which provides that no holder of the Series B Preferred Shares is entitled to effect a conversion of Series B Preferred Shares if such conversion would result in the holder and its affiliates beneficially owning 20% or more of the Issuer’s Shares.

Accordingly, as of December 31, 2012, each of the Reporting Persons may be deemed the beneficial owner of 4,713,730 Shares. This amount consists of: (A) 2,290,876 Shares held for the account of WFGM; (B) 1,308,339 Shares obtainable upon conversion of 145,371 Series B Preferred Shares held for the account of WFMF; (C) 775,314 Shares obtainable upon conversion of 86,146 Series B Preferred Shares held for the account of WFLP; and (D) 339,201 Shares obtainable upon conversion of 37,689 Series B Preferred Shares held for the account of WFCLP.

Item 4(b)	Percent of Class:

The number of Shares of which each of the Reporting persons may be deemed the beneficial owner constitutes approximately 19.9% of the total number of Shares outstanding. (Based upon information in the Issuer’s quarterly report on Form 10-Q, filed November 14, 2012, there were 21,151,749 Shares outstanding as of November 9, 2012. Pursuant to Rule 13d-3(d)(1)(i)(D), in calculating the percentages of beneficial ownership, Reporting Persons have added 2,422,854 Shares, the maximum amount of Shares that the Reporting Persons may be entitled to obtain upon the conversion of certain preferred shares, to the number of Shares outstanding, for a total of 23,574,603 Shares outstanding.)

Item 4(c)	Number of Shares of which such person has:

West Face and Mr. Boland:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	4,713,730
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	4,713,730

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Page 6 of 10 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of each of WFGM and WFMF may be deemed to relate to more than 5 percent of the class of Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEST FACE CAPITAL INC.

By:	/s/ Alexander Singh
Name: Alexander Singh
Title: Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By:	/s/ Alexander Singh
Name: Alexander Singh
Title: Attorney-in-fact for Gregory A. Boland

February 14, 2013

Page 8 of 10 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement	9
B	Power of Attorney	10

Page 9 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Forbes Energy Services Ltd. dated as of February 14, 2013 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

WEST FACE CAPITAL INC.

By:	/s/ Alexander Singh
Name: Alexander Singh
Title: Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By:	/s/ Alexander Singh
Name: Alexander Singh
Title: Attorney-in-fact for Gregory A. Boland

February 14, 2013

Page 10 of 10 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Gregory A. Boland, hereby make, constitute and appoint Alexander Singh, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Chief Executive Officer of West Face Capital Inc., a Canadian company, and a director of West Face (Cayman 2) Inc., a Cayman Islands company, and each of the affiliates or entities advised or controlled by me, West Face Capital Inc., or West Face (Cayman 2) Inc., all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 23rd day of September 2011.

/s/ Gregory A. Boland
Gregory A. Boland